EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

July 17, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

EFH Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No. 000-55175

We have received the comments from the SEC on June 18, 2015.  We are currently working with our accountants to answer the outstanding comments, and intend to have the revised Form 10-K filed by July 31, 2015.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from takin any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.